CONSENT OF SIMEON ROBINSON

I hereby consent to the use of my name and information derived from the Technical Report titled “Silver Sand Deposit Mineral Resource Report (Amended)” dated June 3, 2020 (effective date January 16, 2020), and other technical and scientific information, which is included in, or incorporated by reference into, the registration statement on Form 40-F of New Pacific Metals Corp. being filed with the United States Securities and Exchange Commission.

Dated: May 4, 2021

/s/ Simeon Robinson
Simeon Robinson, P.Geo., B.Sc.